UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-28312

A.Full title of the plan and the address of the plan, if

different from that of the

issuer named below:

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

B.Name of issuer of the securities held pursuant to the

plan and the address of its

principal executive office:

Bear State Financial, Inc.

900 South Shackleford Rd, Suite 401

Little Rock, Arkansas 72211

Financial Statements and Exhibits

(a)	Financial Statements for the years ended December 31, 2013 and 2012, Supplemental Schedule as of December 31, 2013, and Reports of Independent Registered Public Accounting Firm.

(b)	Exhibit

(23)	Consent of Independent Registered Public Accounting Firm (following financial statements).

First Federal Bancshares of Arkansas, Inc.
Employees’ Savings & Profit Sharing Plan

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012	3

Notes to Financial Statements as of December 31, 2013 and 2012 and for the Years Then Ended	4–10

SUPPLEMENTAL SCHEDULE —	11

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets Held for Investment Purposes as of December 31, 2013	12

EXHIBIT INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and the Audit Committee of the

First Federal Bancshares of Arkansas, Inc.

   Employees’ Savings & Profit Sharing Plan

Harrison, Arkansas

We have audited the accompanying statements of net assets available for benefits of the First Federal Bancshares of Arkansas, Inc. Employees’ Savings & Profit Sharing Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Frost, PLLC

Little Rock, Arkansas

June 26, 2014

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS
INVESTMENTS, at fair value:
First Federal Bancshares of Arkansas, Inc. common stock	$1,750,710	$2,471,167
Common collective trust funds	2,209,393	1,636,365
Money market account	58,648	137,131
Total investments	4,018,751	4,244,663

RECEIVABLES:
Notes receivable from participants	180,143	172,439
Due from broker	--	3,280
Total receivables	180,143	175,719

Total assets	4,198,894	4,420,382

LIABILITIES
Due to broker	612	--
Corrective distributions payable	--	7,385
Total liabilities	612	7,385

Net assets available for benefits, at fair value	4,198,282	4,412,997

Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit-responsive investment contracts	(1,606)	(2,972)

NET ASSETS AVAILABLE FOR BENEFITS	$4,196,676	$4,410,025

See notes to financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012

ADDITIONS:
Net change in fair value of investments	$127,530	$1,853,391

Contributions:
Employee contributions	257,275	279,251
Rollover contributions	24,342	105,142

Total contributions	281,617	384,393

Interest and dividends	6,970	5,237

Total additions	416,117	2,243,021

DEDUCTIONS:
Benefits paid to participants	610,294	784,405
Corrective distributions	--	7,385
Administrative expenses	19,172	16,573

Total deductions	629,466	808,363

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	(213,349)	1,434,658

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,410,025	2,975,367

End of year	$4,196,676	$4,410,025

See notes to financial statements.

First Federal Bancshares of Arkansas, Inc.
Employees’ Savings & Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	Description of the Plan

The following description of the First Federal Bancshares of Arkansas, Inc. Employees’ Savings & Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan adopted effective June 1, 2006 covering all eligible employees of First Federal Bancshares of Arkansas, Inc. (the “Company”). Employees who have attained the age of 21 and have completed one month of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company also maintained a qualified Employee Stock Ownership Plan (“ESOP”). The Company merged the ESOP into the Plan effective June 1, 2006. Participant accounts under the ESOP are maintained as a separate source (“ESOP source”) under the Plan with ESOP provisions concerning matters such as vesting, withdrawals, loans, dividends, and distributions remaining in effect.

Plan Administration – The Plan is administered by the Company. Reliance Trust Company is trustee for the Plan.

Contributions – Each year, participants may contribute up to 75% of their pretax annual compensation (“Plan Salary”), as defined by the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Employee contributions are on a pretax basis and are withheld from participants’ compensation. The Company may make matching contributions at the discretion of the Company’s Board of Directors; however, no such contribution was made for the years ended December 31, 2013 or 2012. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. No such additional discretionary contributions were made for the years ended December 31, 2013 or 2012. Participants may also contribute amounts representing distributions from other qualified plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s safe harbor and matching contributions, and allocations of Company discretionary contributions and Plan earnings, and is charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings, contributions or account balances, as defined. The ESOP source is credited with an allocation of the Company’s contribution, if any; eligible forfeitures of terminated participants’ nonvested accounts; and earnings on ESOP source assets. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. They may change these fund selections and transfer amounts between funds at any time. The Plan permits participants to change their contribution percentage elections at any time with the change effective in the following pay period.

Vesting – Participants are vested immediately in their contributions and any safe harbor contribution plus actual earnings thereon. Vesting of the ESOP source and the Company’s matching contribution is based upon years of service. A participant becomes fully vested in the ESOP source after five years of credited service. Contributions made to the ESOP source after 2006 become fully vested after three years of credited service. A participant becomes fully vested in Company matching contributions after three years of credited service. Effective January 1, 2014, Company matching contributions will vest immediately.

Benefits and Forfeitures – Upon a participant’s attainment of normal retirement age, disability or death, the employee’s account is fully vested. Under the terms of the Plan, the methods of distribution upon retirement or termination of service will be either a lump sum payment or periodic installments spread over a period not to exceed the life expectancy of the participant and his or her spouse. If the participant’s account balance is equal to or less than $500, the balance will be automatically distributed. In-service withdrawals are available to participants who attain age 59½ or meet certain hardship requirements. In addition, the portion of a participant’s account resulting from rollover contributions may be withdrawn at any time.

Participants with vested ESOP stock may elect to receive a distribution of cash dividends on their ESOP stock or have the dividends paid to the ESOP source of the Plan and reinvested in Company stock. Participants may change their election with respect to dividends annually.

ESOP source amounts forfeited are utilized first to restore accounts of employees rehired before they have a five-year break in service (defined as five consecutive years with no hours of service), with the remaining balance allocated to participant accounts with ESOP source balances. At December 31, 2013 and 2012, forfeited nonvested ESOP balances totaled approximately $1,600 and $1,800, respectively.

Notes Receivable from Participants – Notes receivable from participants are permitted under the provisions of the Plan and may range from a minimum of $1,000 to a maximum of the lesser of $50,000 or 50% of the individual’s vested account balance, excluding the ESOP source. The notes are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 6.00%, which represents the prime lending rate in effect at the time the note was originated plus 1%. Principal and interest is paid ratably through payroll deductions.

Corrective Distributions – The Plan failed the average deferral test for the years ended December 31, 2012. As a result, corrective distributions of $7,385 were recorded as a liability and as a distribution in the accompanying financial statements as of and for the years ended December 31, 2012. These corrective distributions were paid to the applicable participants in 2013.

Diversification – Plan participants have the right to diversify any or all of their ESOP shares into any available funds under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition – The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Unit Values – Individual participant accounts invested in the common collective trust funds are maintained on a unit value basis. Participants do not have a beneficial ownership in specific underlying securities or other assets in the fund, but have an interest therein represented by units valued as of the last business day of the period. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from this fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant. The Plan does not have any common collective trust fund investments with unfunded commitments or with any redemption restrictions.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document. During 2013 and 2012, fees for trustee services, administration of the Plan, attorneys, and accountants were paid by the Company. The Company may continue to pay these fees in the future if it so chooses; otherwise, these fees will be paid by the Plan.

Payment of Benefits – Benefits are recorded when paid.

Fully Benefit-Responsive Investment Contracts – While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund. The statement of net assets available for benefits as of December 31, 2013 and 2012 presents the fair value of the investment in the fully benefit-responsive common collective trust fund, as well as the adjustment of the investment in this common collective trust fund from fair value to contract value relating to the investment contract. The statement of changes in net assets available for benefits is always prepared on the contract value basis. Certain events limit the ability of the Plan to transact at contract value with the issuer. However, management of the Plan does not believe that such events are probable of occurring.

3.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is categorize based on a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan. There have been no changes in the methodologies used at December 31, 2013 or 2012.

First Federal Bancshares of Arkansas, Inc. common stock: Investments in publicly-traded securities (First Federal Bancshares of Arkansas, Inc.’s common stock) are valued at quoted market prices on the last business day of the Plan year.

Common collective trust funds: The fair value of interests in common collective trust funds, other than stable value funds, are based upon the fair value of the underlying investments held by the funds, as determined by the trustee using the audited financial statements of the common collective trust funds. The fair value of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers.

Money market account: Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
December 31, 2013
First Federal Bancshares of Arkansas, Inc. common stock	$1,750,710	$--	$--	$1,750,710
Common collective trust funds
Asset allocation funds	--	700,558	--	700,558
Fixed income funds	--	241,589	--	241,589
International fund	--	91,066	--	91,066
REIT fund	--	78,395	--	78,395
Stock funds	--	795,220	--	795,220
Target retirement funds	--	302,565	--	302,565
Money market account	1,507	57,141	--	58,648
	$1,752,217	$2,266,534	$--	$4,018,751

December 31, 2012
First Federal Bancshares of Arkansas, Inc. common stock	$2,471,167	$--	$--	$2,471,167
Common collective trust funds
Asset allocation funds	--	545,862	--	545,862
Fixed income funds	--	230,886	--	230,886
International fund	--	60,118	--	60,118
REIT fund	--	69,688	--	69,688
Stock funds	--	577,578	--	577,578
Target retirement funds	--	152,233	--	152,233
Money market account	2,232	134,899	--	137,131
	$2,473,399	$1,771,264	$--	$4,244,663

The following table summarizes investments measured at fair value based on net asset value per share.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2013
Common collective trust funds
Asset allocation funds	$700,558	N/A	Daily	None
Fixed income funds	241,589	N/A	Daily	None
International fund	91,066	N/A	Daily	None
REIT fund	78,395	N/A	Daily	None
Stock funds	795,220	N/A	Daily	None
Target retirement funds	302,565	N/A	Daily	None

December 31, 2012
Common collective trust funds
Asset allocation funds	$545,862	N/A	Daily	None
Fixed income funds	230,886	N/A	Daily	None
International fund	60,118	N/A	Daily	None
REIT fund	69,688	N/A	Daily	None
Stock funds	577,578	N/A	Daily	None
Target retirement funds	152,233	N/A	Daily	None

4.	Investments

The market values of investments that represent more than 5% of the Plan’s net assets as of December 31, 2013 and 2012 are as follows:

	2013	2012

First Federal Bancshares of Arkansas, Inc. common stock:
201,231 and 253,453 shares at December 31, 2013 and 2012, respectively	$1,750,710	$2,471,167
State Street Global Advisors common collective trust funds:
Aggressive Strategic Value Fund	447,874	331,347

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2013	2012

First Federal Bancshares of Arkansas, Inc. common stock	$(226,525)	$1,665,860
Common Collective Trust Funds	354,055	187,531

	$127,530	$1,853,391

5.	Party-in-Interest Transactions

Parties in interest are defined under Department of Labor’s regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. The Plan allows participants to invest their account balances in shares of the Company. The number of shares of common stock held by the Plan at December 31, 2013 and 2012 was 201,231 shares and 253,453 shares, respectively. The fair value of these shares at December 31, 2013 and 2012 was $1,750,710 and $2,471,167, respectively. No cash dividends were paid during the years ended December 31, 2013 or 2012. The Plan also holds notes receivable from participants. Therefore, these investments and notes receivable from participants and all transactions involving these investments and notes receivable from participants were with a party-in-interest. These transactions are exempt from being prohibited transactions under ERISA.

6.	Plan Termination

Although it has not expressed intention to do so, the Company has the right under the Plan to make amendments to the Plan, to discontinue its contribution terms at any time, and to terminate the Plan subject to the provisions set forth in ERISA. If the Plan was terminated, the amount credited to each participant’s account would become fully vested.

7.	Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated September 26, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that, more likely than not, would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2010.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements as of and for the years ended December 31, 2013 and 2012 to the Form 5500.

	2013	2012

Net assets available for benefits per the financial statements	$4,196,676	$4,410,025
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contract	1,606	2,972
Add: Corrective distribution payable	--	7,385
Net assets available for benefits per the Form 5500	$4,198,282	$4,420,382

Net appreciation in fair value of investments	$127,530	$1,853,391
Adjustment from fair value to contract value for fully benefit-responsive investment contract	1,606	2,972
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contract	(2,972)	(2,267)
Net appreciation in fair value of investments per the Form 5500	$126,164	$1,854,096

Corrective distributions per the financial statements	$--	$7,385
Less: Current year correction distribution payable	--	(7,385)
Add: Prior year corrective distribution payable	7,385	5,867
Corrective distributions per the Form 5500	$7,385	$5,867

9.	Concentration of Investments

Included in investments at December 31, 2013, and 2012 are shares of the sponsor’s common stock amounting to $1,750,710 and $2,471,167, respectively. This investment represented 44 percent and 58 percent of total investments at December 31, 2013, and 2012, respectively. A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits.

10.	Subsequent Events

Effective June 3, 2014, First Federal Bancshares of Arkansas, Inc. changed its name to Bear State Financial, Inc.

******

SUPPLEMENTAL SCHEDULE

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2013
SPONSOR FEDERAL ID #71-0785261 (PLAN 003)

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Common Stock
*	First Federal Bancshares of Arkansas, Inc. common stock		**	$1,750,710

Common Collective Trust Funds
	State Street Global Advisors	Aggressive Strategic Value Fund	**	447,874
	State Street Global Advisors	Conservative Strategic Value Fund	**	61,608
	State Street Global Advisors	International Index	**	91,066
	State Street Global Advisors	Invesco Stable Value Fund	**	130,800
	State Street Global Advisors	Moderate Strategic Value Fund	**	191,076
	State Street Global Advisors	NASDAQ 100 Index	**	155,289
	State Street Global Advisors	Retirement 2015	**	45,425
	State Street Global Advisors	Retirement 2020	**	73,008
	State Street Global Advisors	Retirement 2025	**	31,676
	State Street Global Advisors	Retirement 2030	**	11,769
	State Street Global Advisors	Retirement 2035	**	70,982
	State Street Global Advisors	Retirement 2040	**	6,409
	State Street Global Advisors	Retirement 2045	**	25,213
	State Street Global Advisors	Retirement 2050	**	5,471
	State Street Global Advisors	Retirement 2055	**	32,612
	State Street Global Advisors	Russell Small Cap Index	**	133,610
	State Street Global Advisors	S&P 500 Stock Fund	**	98,133
	State Street Global Advisors	S&P Large Cap Growth Index	**	146,709
	State Street Global Advisors	S&P Large Cap Value Index	**	90,839
	State Street Global Advisors	S&P Midcap Index	**	170,640
	State Street Global Advisors	U.S. Bond Index	**	27,530
	State Street Global Advisors	U.S. Inflation Protected Bond Index	**	2,778
	State Street Global Advisors	U.S. Long Treasury Index Fund	**	80,481
	State Street Global Advisors	U.S. Real Estate Securities Fund	**	78,395
				2,209,393
	Cash Equivalents
	Goldman Sachs	Money Market Fund	**	1,507
	State Street Global Advisors	Short Term Investment Fund	**	57,141
				58,648
	Participant Loans
*	Participants	Loans to participants (interest rates ranging from 4.25% to 6.00% and maturities from 2014 through 2018)	**	180,143

	TOTAL INVESTMENTS			$4,198,894

*	Represents a party-in-interest.
**	Assets are participant-directed investments; therefore, cost information is not required.

See accompanying report of independent registered public accounting firm.

Exhibit Index

Regulation
S-K Exhibit
Number	Document

23.1	Consent of Frost, PLLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
Name of Plan

/s/ Richard N. Massey	June 26, 2014
Richard N. Massey Chief Executive Officer

/s/ Sherri R. Billings	June 26, 2014
Sherri R. Billings Executive Vice President and Chief Financial and Accounting Officer